Exhibit 99.2

COMPUTERSHARE
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare

December 8, 2022

To: All Canadian Securities Regulatory Authorities

Cancelled Meeting

Subject: ENGINE GAMING AND MEDIA, INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual & Special Meeting - Cancelled

Record Date for Notice of Meeting :	November 23, 2022

Record Date for Voting (if applicable) :	November 23, 2022

Beneficial Ownership Determination Date :	November 23, 2022

Meeting Date :	December 28, 2022 - Cancelled

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	29287W102	CA29287W1023

Sincerely,

Computershare

Agent for ENGINE GAMING AND MEDIA, INC.